November 8, 2007

Ms. Cheryl L. Grant

Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Ms. Grant:

Pursuant to a letter dated August 21, 2007, we, at ValueClick, Inc. (“the Company”), are hereby responding to your comments to our Definitive Proxy Statement filed with the Securities and Exchange Commission (“the Commission”) on April 19, 2007. We appreciate you taking the time to review our Proxy Statement and are happy to provide you with further information upon request.

Related Party Transactions, page 9

1.     State whether your related party transaction policy and procedures are in writing, and, if not, how the policy and procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

Company Response:

Our related party transaction policy and procedures are in writing. We will clarify this in future filings and will provide information as to where the written policy and procedures may be obtained and reviewed.

Compensation Discussion and Analysis, page 11

2.     On page 11 you state that base salary levels are based on factors such as “job responsibilities, the Company’s historical salary levels for that position, past and expected future performance, potential contributions to the Company’s profitability and growth.”  You also indicate they may be the product of employment negotiations. On page 12 you make similar statements about the apparently individually-tailored considerations the compensation committee makes in determining equity awards. Throughout your compensation discussion and analysis, analyze how the board’s or the committee’s consideration of these individual performance and other mentioned factors resulted in the amounts paid for each compensation element to each officer for the last fiscal year. See Item 402(b)(2)(vii) of Regulation S-K.

Company Response:

We have noted your comment. In future filings, as appropriate, we will provide additional or alternative disclosure to address information that is relevant and material to an understanding of our compensation methodologies. Where policies and decisions relating to officers are materially similar, we may discuss them as a group.

3.     Ensure that your compensation discussion and analysis discusses why compensation decisions were made for every named executive officer. See Item 402(b)(1) of Regulation S-K and Instructions 1 and 3 to Item 402(b). We note that you have not included such disclosure regarding Mr. Pullen even though he is a named executive officer for 2006.

Company Response:

We have noted your comment. Our disclosures with regard to Mr. Pullen were based upon our assessment that factors relating to Mr. Pullen’s compensation were not material, given his departure from the Company in the first half of the year covered by the Definitive Proxy Statement. We will ensure that future filings include complete executive compensation information for all Named Executive Officers (NEOs), including those who may no longer be with the Company. Where policies and decisions relating to officers are materially similar, we may discuss them as a group.

2006 Executive Compensation Components, page 11

4.     You state that one objective of your executive compensation policies and practices is to “[a]ttract, retain and motivate over the long-term, high-quality and productive individuals by maintaining competitive compensation relative to other companies in the marketplace.”  Regarding base salary levels, you state that the levels “take into consideration [among other things] informal reviews by the Compensation Committee of salaries paid by similar companies for similarly situated employees.”  Yet you then state that “[n]o particular percentile of base salary in comparison with peers has been established as a target level of base salary.”  So that shareholders may understand any role benchmarking plays in your determining compensation, please explain why the compensation committee reviews the other companies’ compensation and how those reviews affect base salary levels, equity award amounts, or any other compensation element levels for your named executive officers.

To the extent that you benchmark an element of the officers’ compensation, please identify the benchmarked companies, in accordance with Item 402(b)(2)(xiv) of Regulation S-K.

Company Response:

The statement in the Definitive Proxy Statement regarding “informal reviews” is in reference to the general industry knowledge that the Compensation Committee members have as a result of their overall professional experience and an overall understanding of the Company’s competitive environment. Historically, no documentation has been prepared by, or on behalf of, the Compensation Committee related to benchmark compensation information and no specific companies have been benchmarked. As a result, for our 2006 disclosures, we did not describe a direct link between other companies’ compensation levels and the compensation levels set by the Company. In future filings, we will endeavor to more clearly describe the role that our directors’ industry knowledge plays in the Compensation Committee’s compensation decisions and, if any benchmarking is undertaken, we will describe the role that benchmarking plays in the process.

Performance-Based Cash Incentive Compensation, page 12

5.     Explain why you have established different earnings targets for Messrs. Zarley, Ray and Paisley as opposed to the ones for Messrs. Vadnais and White. Also explain why you have established different base salary percentages as payout levels for the officers, including, if such terms are in employment agreements, why the particular percentages were chosen as agreement terms.

Company Response:

The different earnings targets for Messrs. Zarley, Ray and Paisley relative to Messrs. Vadnais and White for 2006 were reflective of the roles throughout the year for Messrs. Zarley, Ray and Paisley whereby they each had oversight responsibilities that covered the entire Company, whereas Messrs. Vadnais’ and White’s roles pertained to specific components of the Company’s operations. During 2006, Mr. Vadnais had oversight responsibility for the Company’s Affiliate Marketing and Technology segments in the United States, and Mr. White had oversight responsibility for the Company’s operations in Europe. We will clarify this distinction, to the extent applicable, in future filings.

Certain of the employment agreements with our NEOs specify a level of incentive compensation that is/was applicable to the NEOs’ initial year in their respective positions. Certain of these employment agreements are several years old and the initial incentive compensation levels specified in those agreements have been superseded, as the Compensation Committee generally resets incentive compensation targets and payout levels on an annual basis. In 2006, for those NEOs who had oversight responsibilities that covered the entire Company (i.e., Messrs. Zarley, Ray and Paisley), the Compensation Committee attempted to achieve performance-based cash incentive compensation of approximately 100% of base salary as the maximum annual payout level. Mr. Ray’s incentive compensation payout for 2006 was less than 100% of his base salary as he received compensation adjustments during 2006 and his year end base salary was higher than his base salary used when the 2006 EIC Plans were established. For those NEOs whose roles pertained to specific components of the Company’s operations in 2006, performance-based cash incentive compensation was set in the range of 30% – 50% of the NEOs base salary.

Due to promotions and changes within the Company’s NEO ranks in 2007, the above guidelines used by the Compensation Committee in 2006 may not be applicable in 2007 and subsequent years. We will provide additional disclosures in future filings related to how cash incentive compensation targets are set relative to base salaries for each of our NEOs. Where policies and decisions relating to officers are materially similar, we may discuss them as a group.

6.     On page 12 you state the types of company performance measures the committee established for determining incentive compensation. Please also disclose the performance targets and threshold levels that must be reached for payment to the executives. See Item 402(b)(2)(v) of Regulation S-K. To the extent you believe disclosure of the targets is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, provide us in your response letter with a detailed analysis as to why such information should be afforded confidential treatment. Then, in your filing, to the extent that you have a sufficient basis to keep the information confidential, explain how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels for each executive position. See instruction 4 to Item 402(b) of Regulation S-K. Note that the general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm.

Company Response:

We have omitted the disclosure of incentive compensation performance targets based upon the exception afforded by Instruction 4 to Item 402(b) of Regulation S-K. We believe that the performance targets used in our incentive compensation arrangements include sensitive competitive information that we take measures to protect against disclosure to parties outside of the Company. We believe that the disclosure of these performance targets would likely result in competitive harm.

First, the performance targets for certain NEOs relate to specific components of our business which are not generally disclosed in our public filings at the level of granularity provided for in the incentive compensation arrangements. Disclosure of such performance targets would provide our competitors with too much insight into resource allocation decisions made by our Board of Directors and management. A large part of ValueClick’s success has been due to our ability to anticipate trends in online marketing, and therefore too much transparency to our competitors related to how we allocate resources to address these trends could harm our business.

Further, the disclosure of performance targets may harm our business because it will provide information to our competitors that may enable them to discern opportunities to poach our executive officers when actual performance trends for a given year, combined with performance target information previously disclosed in a proxy statement, provides insight that an individual executive officer or group of executive officers may not be meeting their performance targets for the then-current year.

While we understand that the information disclosed in a proxy statement pertains to the most recently completed year and that the actual results for that year would have already been disclosed by the time the proxy statement is filed, we believe that the disclosure of performance targets in our proxy statement together with actual historical results will provide sufficient data points for our competitors to use the information to their advantage.

In future filings, we will explain the difficulty associated with achievement of the performance targets for the “Threshold”, “Target” and “Maximum” incentive compensation levels. We will endeavor to provide as much detail as possible while not disclosing information that we believe would likely result in competitive harm.

7.     Discuss whether discretion can be or has been exercised by the board or compensation committee either to award compensation absent attainment of the relevant performance goal(s) or to reduce or increase the size of any award or payout. Identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal(s). See Item 402(b)(2)(vi) of Regulation S-K.

Company Response:

While the Compensation Committee has discretion to grant discretionary incentive compensation payments, during the period covered by the Definitive Proxy Statement the Compensation Committee did not award discretionary payments outside of the context of the disclosed 2006 EIC Plans nor did it make discretionary adjustments to payments made within the context of the 2006 EIC Plans. Any discretionary incentive compensation grants will be reported under Item 5.02 of Form 8-K and the reasons for any discretionary incentive compensation grants will be addressed in future filings as applicable.

Compensation Arrangements Relating to Termination of Employment, page 14

8.     We note the various arrangements you have with three of the named executive officers and various scenarios described in the sections starting on page 21 discussing change-in-control payment arrangements. In the compensation discussion and analysis, please discuss how these arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you did and why you have such arrangements for those particular named executive officers.

Company Response:

We have noted your comment. In general, we view change-in-control provisions for certain of our NEO’s as an important tool to align their interests with the interests of our shareholders. We believe that change-in-control provisions are also necessary to attract and retain management talent. We do not believe that the change-in-control provisions with certain of our NEO’s affect the decisions that are made regarding other compensation elements. In future filings, we will provide additional or alternative disclosure addressing these matters, as appropriate, and we will provide further analysis as to why the change-in-control provisions were structured as they are. We will also explain the reasons for any differences in the change-in-control provisions within our NEO ranks.

In responding to the Staff’s letter, we acknowledge that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your time in assisting us with our compliance with the applicable disclosure requirements and enhancement to the overall disclosure in our filings. Please feel free to contact us if you would like to discuss any of the above responses in more detail. I can be reached at (818) 575-4622.

Very truly yours,

/s/ Tom A. Vadnais
Tom A. Vadnais
Chief Executive Officer
ValueClick, Inc.